JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

December 20, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the month ended November 30, 2002;

2. SEC Form 17-C dated December 5, 2002 re effectivity of appointment of Equitable PCI Bank as the Company's Stock Transfer and Dividend Paying Agent;

3. SEC Form 23-B dated December 10, 2002 (Statement of Changes in Beneficial Ownership of Securities of Mr. Lance Y. Gokongwei in JG Summit Holdings, Inc. for the month of November 2002; and

4. SEC Form 17-C dated December 17, 2002 re creation of committees under the Corporate Governance Manual, appointment of members and Compliance Officer.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/12/20/02

SEC NUMBER 184044
FILE NUMBER ________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED NOVEMBER 30, 2002

2002 DEC 10 PM 5 01

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: November **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) w/ CCL ( ) w/o CCL ( ) b. Special Name of Selling Agent:	( ) a. Collateral ( ) c. Financial Ratios (x) b. Debt to Equity Ratio ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC.
ISABELITA C. ERJAS	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF QUEZON CITY M.M.

10 DEC 2002

SUBSCRIBED AND SWORN TO before me this ______ day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

JOEL C. CORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 370
Page No. 94
Book No. IV
Series of 02

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

November 30, 2002

TRANCHE I

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.538%	P 900,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.538%	900,000
3. PCI Capital Corporation	April 10, 2003	6.538%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.538%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.538%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.538%	9,000,000
7. International Capital Corporation	April 10, 2003	6.538%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.538%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.538%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.538%	3,000,000
11. China Banking Corporation	April 10, 2003	6.538%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.538%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.538%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.538%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.538%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.538%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.538%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.538%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.538%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.538%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.538%	3,000,000
22. AIM Building Fund	April 10, 2003	6.538%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.538%	5,400,000
24. Union Bank of the Philippines	April 10, 2003	6.538%	36,000,000
25. Penta Capital Investment Corp.	April 10, 2003	6.538%	4,500,000
26. Land Bank of the Philippines	April 10, 2003	6.538%	34,500,000
27. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.538%	6,000,000
28. Deutsche Bank	April 10, 2003	6.538%	4,600,000
29. Metropolitan Bank and Trust Co.	April 10, 2003	6.538%	54,000,000
30. Yolanda M. Uy	April 10, 2003	6.538%	500,000
31. Benjamin S. Pua	April 10, 2003	6.538%	1,000,000
32. Citicorp Financial Services	April 10, 2003	6.538%	3,500,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

November 30, 2002

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	6.624%	P 29,550,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	6.624%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	6.624%	1,050,000
4. PCI Capital Corporation	May 8, 2003	6.624%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	6.624%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	6.624%	65,100,000
7. BPI Trust	May 8, 2003	6.624%	10,500,000
8. International Capital Corporation	May 8, 2003	6.624%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	6.624%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	6.624%	5,000,000
11. China Banking Corporation	May 8, 2003	6.624%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	6.624%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	6.624%	42,000,000
14. Global Business Bank	May 8, 2003	6.624%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	6.624%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	6.624%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	6.624%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	6.624%	6,300,000
19. Union Bank of the Philippines	May 8, 2003	6.624%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	6.624%	5,250,000
21. Metropolitan Bank and Trust Co.	May 8, 2003	6.624%	63,000,000
22. Citicorp Financial Services & Insurance Brokerage Phils., Inc. FAO Various Clients	May 8, 2003	6.624%	11,750,000
23. Benjamin S. Pua	May 8, 2003	6.624%	250,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

November 30, 2002

TRANCHE III

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	6.453%	P 12,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	6.453%	1,050,000
3. PCI Capital Corporation	June 6, 2003	6.453%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	6.453%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund	June 6, 2003	6.453%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	6.453%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan	June 6, 2003	6.453%	5,000,000
8. BPI Trust	June 6, 2003	6.453%	10,500,000
9. United Coconut Planters Bank	June 6, 2003	6.453%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	6.453%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	6.453%	10,500,000
12. China Banking Corporation	June 6, 2003	6.453%	21,000,000
13. Equitable Banking Corporation	June 6, 2003	6.453%	42,000,000
14. FEB Investments, Inc.	June 6, 2003	6.453%	42,000,000
15. Global Business Bank	June 6, 2003	6.453%	9,000,000
16. AB Capital and Investment Corp.	June 6, 2003	6.453%	12,000,000
17. First Metro Investment Corporation	June 6, 2003	6.453%	42,000,000
18. All Asia Capital and Trust Corp.	June 6, 2003	6.453%	1,250,000
19. Land Bank of the Philippines	June 6, 2003	6.453%	41,000,000
20. CCBPI Retirement Plan	June 6, 2003	6.453%	6,300,000
21. Union Bank of the Philippines	June 6, 2003	6.453%	42,000,000
22. Penta Capital Investment Corp.	June 6, 2003	6.453%	5,250,000
23. Metropolitan Bank and Trust Co.	June 6, 2003	6.453%	63,000,000
24. Insular Life Assurance Co., Ltd.	June 6, 2003	6.453%	5,000,000
25. Yolanda M. Uy	June 6, 2003	6.453%	4,250,000
26. Gerardo H or Rosario or Gerardo Ozaeta Jr.	June 6, 2003	6.453%	1,000,000
27. Citicorp Financial Services	June 6, 2003	6.453%	4,000,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

FILE

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month / Day)
12	31	17-C	Second Thursday of June

Effectivity of appointment of Equitable PCI Bank as the Company's Stock Transfer and Dividend Paying Agent

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

December 5, 2002

Remarks : pls. use black ink for scanning purposes

OSCAR L. GOMEZ
2002 DEC -5 AM 11:29

'02 DEC 5 AM 11 07

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **December 5, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

11. **Item 9 - Other Events**

With reference to the SEC Form 17-C dated October 21, 2002 filed by JG Summit Holdings, Inc. (the "Company"), this is to inform you that the appointment of Equitable PCI Bank as the Company's stock transfer and dividend paying agent will be effective on December 20, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

December 5, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE

2002 DEC 10 PM 4 54

COVER SHEET

S.E.C. Registration Number

LANCE Y. GOKONGWEI

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVENUE, CORNER POVEDA ST. ORTIGAS CENTER, PASIG CITY, METRO MANILA

(Business Address: No. Street City/Town /Province)

Contact Person

633-7631

Company Telephone Number

Month Day
Fiscal Year

23-B
FORM TYPE

Month Day
Annual Meeting

Statement of Changes in Beneficial Ownership of Securities of MR. LANCE Y. GOKONGWEI in JG SUMMIT HOLDINGS, INC. for the month of November 2002

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

FORM 23-B

OSCAR L. GOMEZ
2002 DEC 10 PM 4:54

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITES

Filed pursuant to Section 23 of the Securities Regulation Code

2 DEC 10 PM 4 39

☐ Check box if no longer subject to filing requirement

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
LANCE GOKONGWEI	JG SUMMIT HOLDINGS, INC.		X Director; ____ 10% Owner
(Last) (First) (Middle) 29/F GALLERIA CORPORATE CTR. EDSA COR. ORTIGAS AVENUE	3. Tax identification Number 116-312-586	5. Statement for Month/ Year Nov-02	X Officer (give title below); ____ Other (specify below)
(Street) QUEZON CITY	4. Citizenship FILIPINO	6. If Amendment, Date of Original (Month/Year)	President and Chief Operating Officer
(City) (Province) (Postal Code)			

Table 1. Equity Securities Benefically Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	3. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	4. Amount of Securities Beneficially Owned at end of Month	5. Percentage Held	6. Ownership From: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
COMMON SHARES AT P 1.00 PAR VALUE					237,002,349		D	
					BAL. AS OF 10/30/02			
	11.25.2002	1,217,165	D					
					235,785,184		D	
					BAL. AS OF 11/30/02			

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(Print or Type Responses)

(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table 2 - Derivative Securities Acquired, Disposed of, or Benefially Owned
(e.g. Warrants, options, convertible securities)

1. Derivative Securities	2.Conversion or Exercise Price of Derivative Securities	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed od (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I)	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
N.A.												

Explanation of Responses

LANCE GOKONGWEI
Signature of Reporting Person

Date

Intentional misstatements or omissions of facts is a Criminal Violations under the SRC.

Note: File five (5) copies of this form, one of which must be *manually signed by the repoting person,*
otherwise, attach a copy of a *Special Power of Attorney* authorizing such other person to sign in behalf of the reporting person.

Attach additional sheets if space provided is insufficient.

file 192

PHILIPPINE STOCK EXCHANGE, INC.
RECEIVED
OSCAR L. GOMEZ
2002 DEC 18 AM 11:16

PSE Code HO-180

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
EMMANUEL C. ROJAS, JR. **Corporate Secretary**	**633-7631 to 40**

Fiscal Year: Month	Fiscal Year: Day	FORM TYPE	Annual Meeting: Month / Day
1 2	3 1	1 7 - C	**Second Thursday of June**

December 17, 2002 Creation of Committees Under the Corporate Governance Manual, Appointment of Members and Appointment of Compliance Officer

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section
	N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number ______ LCU ______

Document I.D. ______ Cashier ______

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **December 17, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: ______
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

The Board of Directors of JG Summit Holdings, Inc. (the "Corporation") in its meeting held on December 17, 2002 approved the creation of the following Committees of the Board of Directors under the Corporate Governance Manual of the Corporation and the appointment of its respective members as stated hereunder to hold office beginning January 1, 2003 and until their respective successors shall have been elected and qualified:

A. Audit Committee
1. **John Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert L. Go, Sr.**
5. **Cornelio T. Peralta**

B. Nomination Committee
1. **John Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert L. Go, Sr.**
5. **Ricardo J. Romulo**

C. Remuneration and Compensation Committee
1. **John Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert L. Go, Sr.**
5. **Ricardo J. Romulo**

In the same meeting, Mr. Cornelio T. Peralta was appointed Chairman of the Audit Committee to hold office beginning January 1, 2003 and until his successor shall have been elected and qualified.

The Chairman of the Board likewise appointed Mr. Diosdado R. Valdez as the Compliance Officer of the Corporation required under the Corporate Governance Manual.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

December 17, 2002
(Date)

/mgc